EXHIBIT (b)(1)

July 9, 2002

DCPI Investco, Inc.
DCPI Mergerco, Inc.
c/o CDP Capital Entertainment Inc.
9200 Sunset Boulevard
Los Angeles, California 90064

Re: Acquisition Financing for dick clark productions, inc. (Commitment Letter)

Dear Sirs:

You have advised J.P. Morgan Securities Inc. (“JPMSI”) and JPMorgan Chase Bank (the “Bank,” and together with JPMSI, “JPMorgan”) that: (i) Capital Communications CDPQ, Inc., Mosaic Media Group, Inc., Jules Haimovitz and Henry Winterstern have organized DCPI Investco, Inc. (the “Parent”) to acquire the capital stock of dick clark productions, inc. (“DCPI”) by merging the Parent’s wholly-owned subsidiary DCPI Mergerco, Inc. (“Mergerco”) with and into DCPI (the “Acquisition”), in accordance with the terms of the Agreement and Plan of Merger dated as of February 13, 2002 among you, the Parent, Mergerco and DCPI; (ii) in connection with the Acquisition, you are arranging for (x) a subordinated term loan facility in the amount of $15,000,000 to be made available to DCPI by MCG Capital Corporation and (y) a subordinated loan facility as a bridge to the disposition of certain restaurant assets in the amount of approximately $6,500,000 to be made available to DCPI by one or more lenders; and (iii) in order to consummate the Acquisition, you will require a senior secured term loan facility of $20,000,000 in favor of DCPI and a senior secured revolving credit facility of $5,000,000 in favor of DCPI (together, the “Facility”).

You have requested that (a) JPMSI agree to structure and arrange and, at JMPSI’s option, syndicate, the Facility and (b) that the Bank commit to underwrite the entire Facility, and to serve as administrative agent for the Facility.

The proceeds of the term loan portion of the Facility will be used by DCPI to finance the Acquisition. The proceeds of the revolving loan portion of the Facility will be used by DCPI to finance development and production of television programming and for other general corporate purposes.

We are pleased to advise you of the commitment of the Bank to act as administrative agent for the Facility and initially to underwrite the Facility, subject to the terms and conditions set forth or referred to herein and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

We are also pleased to advise you that JPMSI is willing to manage and structure the Facility and to act as exclusive advisor, lead arranger and bookrunner for the Facility.

At the request of JPMSI, you agree to actively assist JPMorgan in achieving a syndication which is satisfactory to JPMorgan. Such assistance shall include, among other things, (i) direct contact during the syndication between your senior management and advisors and senior management and advisors of DCPI and the proposed syndicate lenders, (ii) active participation by such senior management and advisors in the preparation of a syndication book and other marketing materials satisfactory to JPMorgan, (iii) participation in (and, at JPMorgan’s request, the hosting with JPMorgan of) one or more bank meetings with such senior management and advisors and (iv) if requested by JPMorgan, your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships and the existing lending relationships of DCPI, if any. To assist JPMorgan in the syndication efforts, you agree promptly to provide, and to cause your advisors to provide, JPMorgan and the proposed syndicate lenders upon request with all reasonable information deemed necessary by JPMorgan, in its reasonable discretion, to successfully complete the syndication, including but not limited to all information, projections and valuations prepared by you, your advisors, any affiliate, advisors of any of your affiliates or on your or their behalf relating to DCPI and its subsidiaries or the transactions described herein.

It is understood and agreed that the Bank will act as sole and exclusive agent for the Facility, and that JPMSI will act as the sole and exclusive advisor, lead arranger and bookrunner for the Facility, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as agreed to between the Bank and you) will be paid in connection with the Facility unless you and we shall so agree. You also agree that to the extent any syndication prior to execution of definitive financing documentation results in the aggregate amount of commitments to the Facility by the Bank and by lenders other than the Bank in excess of the total amount of the Facility, then the Bank may reduce its commitment hereunder accordingly, to the extent such commitments have been issued directly to you. It is understood and agreed that JPMorgan will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when JPMorgan shall accept their commitments, and further including any naming rights,

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lender selection and the final allocations of the commitments and distribution of fees among the lenders.

As consideration for JPMorgan’s commitment hereunder and agreement to manage, structure and, at JPMSI’s option, syndicate the Facility, and JPMorgan’s work in connection with such a syndication, you agree, jointly and severally, to pay the Bank and JPMSI the fees and other consideration specified in the Term Sheet and the Fee Letter of even date herewith (the “Fee Letter”). Such fees and other consideration shall be payable as set forth in the Term Sheet and the Fee Letter and shall be paid in immediately available funds. Once paid, such fees and other consideration shall not be refundable under any circumstances.

The Bank’s commitment and JPMSI’s agreement to perform the services described herein are subject to the negotiation, execution and delivery of definitive financing documentation with respect to the Facility in form and substance satisfactory to it. The Bank’s commitment hereunder and JPMSI’s agreement to perform the services described herein are also subject to (i) there not having occurred a material disruption of, or a material adverse change in, the financial, banking or capital markets which materially adversely affects the bank syndication market generally, (ii) any development or circumstance that has resulted in or could reasonably be expected to result in a material adverse change in the business, operations, assets, property or condition (financial or otherwise) of you, DCPI and DCPI’s subsidiaries taken as a whole, (iii) the completion of, and JPMorgan’s satisfaction in all material respects with, JPMorgan’s due diligence investigation, (iv) our not becoming aware of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections (as defined below)) affecting you, DCPI, its subsidiaries or affiliates or the transactions contemplated hereby that in JPMorgan’s judgment is inconsistent in a material and adverse way with any information or other matter disclosed to us prior to the date hereof, (v) there not being any competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of you or DCPI and its subsidiaries or any affiliate thereof (excluding the financings referenced in the first paragraph hereof) from the date hereof through the execution of definitive financing documentation in relation to the Facility and (vi) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMorgan’s commitment hereunder and of the Facility are not limited to the terms and conditions set forth herein and in the Term Sheet. Those matters which are not covered by or made clear under the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMorgan (it being understood that any terms and conditions reflecting such matters shall not be inconsistent with the terms and conditions set forth herein and in the Term Sheet).

JPMorgan has reviewed certain information about DCPI and its subsidiaries which you have furnished to us. You agree to provide JPMorgan promptly upon request with all additional information deemed necessary by JPMorgan regarding DCPI and its subsidiaries, including but not limited to, information prepared by you or your advisors, or on your or their behalf. If JPMorgan’s continuing review of materials discloses information, or JPMorgan otherwise discovers information, not previously disclosed to it, or any information previously disclosed to JPMorgan proves to be

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materially inaccurate at the time made, JPMorgan may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Bank and, if the Facility is syndicated, the syndicate lenders, or withdraw its commitment hereunder.

You hereby represent and covenant that (a) all written information and data (excluding financial projections) concerning you or DCPI (collectively, the “Information”) which has been or is hereafter made available to JPMorgan by you or on your behalf will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all financial projections concerning you, DCPI and its subsidiaries (collectively, the “Projections”) which are made available to JPMorgan by you or on your behalf, have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made (it being understood that the Projections are subject to material contingencies and assumptions, many of which are beyond DCPI’s control, and that actual results may differ materially from the Projections). If, subsequent to making any Information or Projections available to us, you become aware of any facts which would cause the foregoing representation to no longer be true, you will promptly so notify us. In extending its commitment relating to the Facility and arranging, structuring and working with you to syndicate the Facility, JPMorgan will be using and relying on the Information and Projections without independent verification thereof. This paragraph shall be superseded by the representations and warranties contained in the definitive financing documentation for the Facility upon execution thereof.

By executing this letter agreement, you agree, jointly and severally: (i) to indemnify and hold harmless each of JPMorgan and the other lenders and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of or in connection with this letter agreement, the Facility, or the loans or other extensions of credit under the Facility, the use of any proceeds of the loans, or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing or the security given for the loans or otherwise concerning DCPI and its subsidiaries, whether or not any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnification will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they arise or result from the willful misconduct or gross negligence of such indemnified party; (ii) to reimburse JPMorgan and its affiliates from time to time upon demand for all out-of-pocket expenses (including expenses of JPMorgan’s due diligence investigation, syndication expenses, consultants’ fees and expenses, travel expenses and fees and disbursements of outside counsel) incurred in connection with the Facility and the preparation of any related documentation including this letter agreement, the Term Sheet, the Fee Letter, the definitive financing documentation for the Facility and the security arrangements in connection therewith or the administration, amendment,

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modification or waiver thereof; and (iii) not to make any claim against any indemnified party for any special, indirect, consequential or punitive damages in respect of any breach or wrongful conduct (whether the claim therefor is based on contract, tort or duty imposed by law) in connection with, arising out of or in any way related to the transactions contemplated and the relationship established by this letter agreement, or any act, omission or event occurring in connection therewith, and you hereby waive, release and agree not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in your favor. No such indemnified party shall be liable for any damages arising from the use by others of materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages arise or result from the willful misconduct (including, without limitation, disclosure in violation of confidentiality agreements) or gross negligence of such indemnified party. The provisions contained in this paragraph shall remain in full force and effect until definitive financing documentation shall have been executed and delivered and regardless of whether or not any of the transactions contemplated by this commitment letter are consummated.

The foregoing agreement shall be in addition to any rights that JPMorgan or any other indemnified party may have at common law or otherwise, including, but not limited to, any right to contribution.

If for any reason the foregoing indemnification is unavailable to any party or insufficient to hold it harmless as and to the extent contemplated by the preceding paragraphs, then you shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative benefits received by you and your affiliates, on the one hand, and JPMorgan, the other indemnified parties and any other applicable indemnified party, as the case may be, on the other hand, and also the relative fault of you and your affiliates and JPMorgan, the other indemnified parties and any other applicable indemnified party, as the case may be, as well as any other relevant equitable considerations.

You agree that this letter agreement, the Fee Letter and the Term Sheet are for your confidential use only and will not be disclosed by you to any person other than your shareholders and directors and your and your shareholders’ attorneys, accountants, tax consultants and other advisors and as required by law or as compelled by legal process, including, without limitation, by any governmental agency or regulatory body (and then only to the extent permitted by applicable law, after giving JPMorgan prior notice) and on a confidential basis, except that, following your acceptance and return hereof and of the Fee Letter, you may (i) disclose the same to DCPI and its advisors, (ii) make public disclosure of the existence and amount of the Bank’s commitment and the Bank’s undertakings hereunder, (iii) file a copy of this letter in any public record in which it is required by law to be filed and (iv) make such other public disclosures as are required by applicable law.

This commitment letter shall not be assignable by you without the prior written consent of JPMorgan (and any purported assignment without such consent shall

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be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or to create any rights in favor of, any person other than the parties hereto and the indemnified persons. This letter agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and JPMorgan. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This letter agreement and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

In the event that the definitive financing documentation relating to the Facility has not been executed on or before July 31, 2002, then this commitment letter, the Fee Letter and the commitment contained herein shall terminate, unless JPMorgan and you shall agree to an extension. Notwithstanding the foregoing, (x) the reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this commitment letter or JPMorgan’s commitment hereunder and (y) the reimbursement and indemnification provisions shall survive the termination hereof but shall terminate upon the execution of definitive financing documentation for the Facility.

You acknowledge that JPMorgan and its affiliates (the term “JPMorgan” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or DCPI and its subsidiaries may have conflicting interests regarding the transactions described herein or otherwise. JPMorgan will not use confidential information obtained from you by virtue of the transactions contemplated by this commitment letter or its other relationships with you in connection with the performance by JPMorgan of services for other companies, and JPMorgan will not furnish any such information to other companies. You also acknowledge that JPMorgan has no obligation to use in connection with the transactions contemplated by this commitment letter, or to furnish to you, confidential information obtained from other companies.

        THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO BE PERFORMED FULLY WITHIN THE STATE OF NEW YORK.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us duly executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on July 12, 2002. JPMorgan’s commitment and agreements herein will expire at such time in the event JPMorgan has not received such executed counterparts in accordance with the immediately preceding sentence.

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JPMorgan is pleased to have been given the opportunity to assist you in connection with the transactions contemplated herein.

Very truly yours,

JPMORGAN CHASE BANK

By:	/S/	DENNIS A. PATIERNO

	Name:	Dennis A. Patierno
	Title:	Senior Vice President

J.P. MORGAN SECURITIES INC.

By:	/s/	JANICE WEISSMAN

	Name:	Janice Weissman
	Title:	Vice President

Accepted and agreed to as of the date first written above:

DCPI INVESTCO, INC.

By:	/s/	JULES HAIMOVITZ

	Name:	Jules Haimovitz
	Title:	Vice President

DCPI MERGERCO, INC.

By:	/s/	JULES HAIMOVITZ

	Name:	Jules Haimovitz
	Title:	President

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The undersigned hereby unconditionally guarantees the payment by DCPI Investco, Inc. and DCPI Mergerco, Inc. of the amounts payable by it to J.P. Morgan Securities Inc. and JPMorgan Chase Bank pursuant to the foregoing letter agreement. This guaranty is a guaranty of payment and not just of collection, and shall terminate upon the execution of, and be superseded by, definitive financing documentation for the Facility. Capital Communications CDPQ Inc. expressly consents to the guaranty made hereunder by Mosaic Media Group, Inc.

CAPITAL COMMUNICATIONS CDPQ INC.

By:	/S/ PIERRE BÉLANGER	By:	/S/ MARTIN FAFARD
	Name: Pierre Bélanger		Name: Martin Fafard
	Title: President		Title: Vice President

MOSAIC MEDIA GROUP, INC.

By:	/S/ ALLEN SHAPIRO
Name: Allen Shapiro
Title: President

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EXHIBIT A

DICK CLARK PRODUCTIONS, INC.

SUMMARY OF TERMS AND CONDITIONS
FOR A PROPOSED TERM LOAN AND REVOLVING CREDIT FACILITY

BORROWER:	dick clark productions, inc.

GUARANTOR(S):
All subsidiaries of the Borrower (other than dick clark restaurants, inc. and its subsidiaries (the “Restaurant Subsidiaries”)) on a senior secured basis. The Restaurant Subsidiaries will guarantee the Facility on a subordinated basis to the Restaurant Subordinated Debt (as defined below) to be provided by the Restaurant Bridge Lenders (as defined below) to DCPI prior to, or concurrently with, the closing of the Facility.

AGENT:	JPMorgan Chase Bank (the “Agent”).

ARRANGER:	J.P. Morgan Securities Inc. (“JPMSI,” and together with the Agent, “JPMorgan”).

LENDERS:
JPMorgan Chase Bank will underwrite the entire Facility, and will reserve the right of JPMSI to syndicate the Facility to a group of banks and other financial institutions arranged by JPMSI in its discretion.

FACILITY:	$25,000,000, consisting of a five-year, secured term loan of $20,000,000 (the “Term Loan Facility”) and a five-year, secured revolving credit facility of $5,000,000 (the “Revolving Credit Facility”).

USE OF PROCEEDS:
The proceeds of the Term Loan Facility will be used to finance the merger of DCPI Mergerco, Inc. (“Merger Sub”) with and into the Borrower and certain related transactions (collectively, the “Acquisition”), all as described in the Borrower’s Current

Report on Form 8-K dated February 13, 2002 and the Agreement and Plan of Merger annexed thereto (the “Merger Agreement”).

The proceeds of the Revolving Credit Facility will be used to finance development and production of television programming and for other general corporate purposes.

FINAL MATURITY DATE:	Five years from the Closing Date.

AVAILABILITY OF THE REVOLVING CREDIT FACILITY:	Revolving loans may be borrowed, repaid and re-borrowed from the day after the Closing Date until the Final Maturity Date.

SECURITY:	A pledge of all capital stock issued by the Borrower.

All assets of the Borrower and the Guarantors including, but not limited to, distribution and exploitation rights, physical properties and receivables for each television program produced by the Borrower or with respect to which the Borrower or a Guarantor owns any rights.

Assignment for security of all interests of the Borrower and the Guarantors in any copyrights, trademarks, service marks, tradenames and service names.

Laboratory pledgeholder agreements with all laboratories storing physical materials owned by the Borrower and the Guarantors.

Assignment of (or a right of equivalent access under) all laboratory access letters or documents allowing permanent access to the physical elements of other items of product, to the extent the Borrower or the Guarantors have such access.

Account Control Agreements with all banks maintaining accounts of the Borrower and the Guarantors, permitting the Agent to take over exclusive control of such accounts upon the occurrence of an Event of Default.

Notwithstanding the foregoing, (a) any security interest granted in the assets and properties of the Restaurant Subsidiaries will be subordinated to the Restaurant Subordinated Debt and (b) the Borrower’s long-term contracts with major television networks (including, without limitation, with respect to the Borrower’s Core Properties (as defined below)) will not be included in the collateral only to the extent any such contracts by their terms prohibit assignment, provided that all receivables thereunder shall be pledged and (c) unless an Event of Default has occurred and is continuing, the Agent and the Lenders will agree not to send notices of the security interest to any third party with respect to existing contracts relating to the Borrower’s Core Properties (as defined below) or any other agreement in which payments are substantially made to cash flow production costs.

UNUSED COMMITMENT FEE:	½ of 1% per annum on the unused portion of the Revolving Credit Facility, payable quarterly to the Lenders (including the Agent) and upon any termination of the Revolving Credit Facility commitments.

INTEREST RATE:
Until the ratio of the Borrower’s senior debt to EBITDA is less than 1:1, ABR plus 2% or LIBOR plus 3%. Thereafter, ABR plus 1.5% or LIBOR plus 2.5%.

LIBOR interest periods will be 1, 2, 3 or 6 months and, if available from all Lenders, 9 and 12 months.

COST AND YIELD PROTECTION:
Usual for facilities of this type, including, without limitation, with respect to LIBOR prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, reserves without pro-ration or offset and other similar provisions typically found in facilities of this type.

OPTIONAL REDUCTION OF COMMITMENT:
The Borrower shall have the right to permanently reduce the commitment relating to the Revolving Credit Facility without premium or penalty, subject to (i) repayment of any existing loans in excess of the amount of the commitment as reduced and (ii) payment of applicable breakage costs, if any.

MANDATORY PREPAYMENT:
If at any time the aggregate of the amount of loans outstanding under the Facility exceeds the current commitment for the Facility, the Borrower shall immediately pay down the outstandings to the extent necessary to eliminate such excess.

100% of net cash proceeds from Asset Sales (to be defined) (other than Restaurant Assets) shall be applied towards repayment of the Term Loan.

75% of all Excess Cash Flow (to be defined) shall be applied on an annual basis (concurrently with the annual delivery of audited financial statements) towards repayment of the Term Loan Facility until 50% of the Term Loan Facility is repaid, and thereafter 50% of all Excess Cash Flow shall be applied on an annual basis towards repayment of the Term Loan Facility. The first $2,000,000 of such mandatory prepayments will be applied towards the next scheduled semi-annual payment as set forth under “AMORTIZATION” below, and thereafter all future amounts shall be applied to the semi-annual payments in inverse order of maturity.

Subject to “AVAILABILITY OF THE REVOLVING CREDIT FACILITY” above, the Borrower is entitled to re-borrow under the Revolving Credit Facility as long as no Event of Default is continuing and the loans outstanding do not exceed the commitment amount.

VOLUNTARY PREPAYMENT:	All or any portion of outstanding loans may be prepaid at any time in whole or in part at the Borrower’s option, subject to payment of breakage costs for LIBOR Loans.

AMORTIZATION:	The Term Loan Facility shall be amortized as follows:

Year 1           2 semi-annual installments of $1,500,000 each
Year 2           2 semi-annual installments of $2,125,000 each
Year 3           2 semi-annual installments of $2,125,000 each
Year 4           2 semi-annual installments of $2,125,000 each
Year 5           2 semi-annual installments of $2,125,000 each

DOCUMENTATION:
Usual for facilities and transactions of this type and as shall be acceptable to the Agent and its counsel, including but not limited to, a credit and security agreement, copyright security agreements, laboratory pledgeholder agreements and an intercreditor agreement with the lender of any subordinated debt.

RESTAURANT SUBORDINATED DEBT:
Prior to or concurrently with the Acquistion, the Borrower shall have the right to borrow from one or more lenders (the “Restaurant Bridge Lenders”) cash proceeds in an aggregate amount not to exceed $[6,500,000] in the form of the Restaurant Subordinated Debt, which subordinated debt will not require any cash payments of principal [or interest] prior to 12 months after the Final Maturity Date other than with the proceeds of any disposition of property or assets related to the restaurant business of the Borrower carried on by the Restaurant Subsidiaries, whether as owner, operator, licensor, franchisor or otherwise, including, without limitation, the group of casual dining restaurants located in Arizona, Illinois, Indiana, Kansas, Michigan, Ohio, Pennsylvania, Texas and Utah, which restaurants are operated under the banners “Dick Clark’s American Bandstand Grill®” and “Dick Clark’s AB Diner™,” “Dick Clark’s Bandstand – Food, Spirits & Fun™” and “Dick Clark’s AB Grill™” (all such property and assets, the

“Restaurant Assets”). All terms of the Restaurant Subordinated Debt shall be satisfactory to the Agent. The Restaurant Subordinated Debt shall be secured by all assets of the Borrower and the Guarantors, with such security in the Restaurant Assets ranking prior to the liens securing the Facility and the Initial Subordinated Debt and with such security in all other assets of the Borrower and the Guarantors at all times ranking junior to the Facility and the Initial Subordinated Debt.

REPRESENTATIONS AND WARRANTIES:
Usual for facilities and transactions of this type and others specified by the Agent, including but not limited to, corporate existence, good standing, corporate authorization, financial statements, title to assets, ownership of stock, no material adverse change, litigation, no material violation of material agreements or instruments, solvency, compliance with law, taxes and accuracy of information in all material respects.

CONDITIONS PRECEDENT:
Usual for facilities and transactions of this type, including but not limited to borrowing and compliance certificates, legal opinions, copies of documents, receipt of lien searches and valid security interests as contemplated hereby, accuracy of representations and warranties in all material respects, absence of defaults, evidence of organization and authority, government approvals, compliance with laws, absence of material adverse change in business, assets, property, conditions, financial or otherwise, or (with regard to the first advance of credit) prospects (except general economic conditions) of the Borrower and the Guarantors taken as a whole, and payment of fees.

The Borrower shall have received cash proceeds of $15,000,000 in the form of subordinated debt (the “Initial Subordinated Debt”) from a source satisfactory to the Agent (the “Initial Sub Debt Lender”), which will not require any cash payments of principal prior to 12 months after the Final Maturity Date and which will be on other terms and conditions satisfactory to the Lenders in all respects; provided that so long as no Default or Event of Default has occurred or will occur as a result of such payment, (i) the Borrower may pay cash interest on the Initial Subordinated Debt in an amount not to exceed 11%, (ii) the Borrower may apply up to 25% of Excess Cash Flow to reduce the accrued and unpaid non-cash interest on the Initial Subordinated Debt in the fiscal years of the Borrower ending June 30, 2004, June 30, 2005 and June 30, 2006 and (iii) the Borrower may pay an amount on the Initial Subordinated Debt two business days prior to each interest payment date associated with the Initial Subordinated Debt following the fifth anniversary of the Closing Date such that the amount of unpaid original issue discount as of the close of the associated interest payment date is $1,000 less than the product of the issue price of the Initial Subordinated Debt and its yield to maturity (all relevant terms having the meanings given to them for purposes of Section 163(i)(2) of the Code).

The Acquisition shall be consummated concurrently with the funding of the initial Loan in accordance with the terms and conditions of the Merger Agreement, without any material amendment or waiver, except as may be approved in writing by the Agent.

The Agent shall have received and be satisfied with copies of all documentation relating to the Acquisition and the consummation thereof.

The Borrower shall have received cash proceeds of $23,400,000 in new cash equity from DCPI Investco, Inc. on terms and conditions satisfactory to the Lenders in all respects.

The Agent shall have received all items needed to complete its collateral package, including (subject to certain exceptions to be mutually agreed) (i) duly executed laboratory access letters or laboratory pledgeholder agreements from all principal laboratories, whichever is appropriate, covering all product owned or controlled by the Borrower or the Guarantors, (ii) a schedule of all titles owned by the Borrower and the Guarantors, along with the corresponding copyright registration numbers, (iii) a schedule of the best available physical materials and their locations, (iv) certificates of insurance, (v) all filings and other actions required to perfect the security interest of the Agent (on behalf of the Lenders) and (vi) such intercreditor agreements as the Agent deems necessary, each in form and substance satisfactory to the Agent.

The Agent shall have entered into a subordination agreement and an intercreditor and collateral agency agreement with the Initial Sub Debt Lender on terms (including standstill provisions) satisfactory to the Agent (the “Sub Debt Intercreditor Agreement”).

The Agent shall have entered into a subordination agreement and an intercreditor and collateral agency agreement with the Restaurant Lender on terms satisfactory to the Agent (the “Restaurant Intercreditor Agreement”).

The Agent shall have received evidence that all existing indebtedness of the Borrower and the Guarantors (other than the Initial Subordinated Debt and the Restaurant Subordinated Debt), if any, has been paid in full.

Verification that no litigation, inquiry, injunction or restraining order shall be pending, entered or, to the Borrower’s knowledge, threatened which in the Agent’s good faith judgment could reasonably be expected to materially and adversely affect (i) the business, assets, operations or condition of the Borrower, (ii) the ability of the Borrower to perform its obligations under the credit agreement, or (iii) the rights and remedies of the Lenders.

The Agent shall have received and be satisfied with financial statements of the Borrower and the Guarantors.

The Agent shall have received copies of, and be satisfied with the terms of, the Borrower’s long-term contracts with major networks for the Borrower’s Core Properties. As used herein, “Borrower’s Core Properties” means (i) the Golden Globe Awards and Arrival Show, (ii) the American Music Awards, (iii) the Academy of Country Music Awards, and (iv) New Year’s Rockin’ Eve Special. Contracts relating to the Borrower’s Core Properties will not be required to be assigned to the Agent to the extent assignment thereof is not permitted by the terms thereof, provided that the Agent will receive a security interest in such contracts to the extent such a security interest can be granted without breaching the agreements, and all accounts receivable thereunder will be pledged to the Agent without notice of such security interest to such third parties unless an Event of Default has occurred and is continuing.

The Agent shall be satisfied that contracts are in place with Dick Clark (including the right to use the Dick Clark name) and other key management to be determined.

If the Borrower is a beneficiary under a key man life insurance policy on the life of Dick Clark, the Agent shall have received an assignment thereof to the Agent in form and substance acceptable to the Agent.

The Agent shall be satisfied that the Restaurant Assets (as defined above) have been isolated from the Borrower’s other assets on terms satisfactory to the Agent.

The Agent shall have performed and be satisfied with the results of its customary due diligence.

AFFIRMATIVE COVENANTS:
Usual for facilities and transactions of this type and others to be specified by the Agent, including but not limited to maintenance of corporate existence and rights, performance of obligations, notices of defaults, litigation and material adverse changes, compliance with laws, inspection of books and properties, compliance with ERISA, maintenance of properties, financial statements, further assurances and payments of taxes and indebtedness.

Maintain insurance within or greater than industry standards.

Maintain security filings, copyright filings, trademark, service mark, trade name and service name filings, laboratory pledgeholder agreements or access letters and other documentation necessary to perfect Agent’s position with respect to the collateral.

Deliver quarterly consolidated financial statements for the Borrower and the Guarantors within 45 days after the close of each of the first three fiscal quarterly periods of each year, with a certificate of the Chairman, Chief Financial Officer or Chief Operating Officer of the Borrower as to such consolidated statements and compliance (including supporting schedules) with financial covenants.

Deliver annual consolidated financial statements for the Borrower and the Guarantors within 90 days after fiscal year end, audited by an independent public accountant acceptable to the Agent, with a certificate of Chairman, Chief Financial Officer or Chief Operating Officer of the Borrower as to such consolidated statements and compliance (including supporting schedules) with financial covenants and indicating no knowledge of any Default or Event of Default.

Deliver annually, forecasted financial statements consisting of balance sheets, cash flow statements and income statements with supporting detail and underlying assumptions, covering the next succeeding fiscal year.

Deliver copies of any management letters of the Borrower, within 10 days of receipt of same.

Deliver copies of all filings and other reports filed by the Borrower or any Guarantor with the Securities and Exchange Commission, and all such other information as may be requested from time to time.

Within 60 days after the closing of the Facility, the Borrower shall [use commercially reasonable efforts to] procure and deliver to the Agent a key man life insurance policy issued by an insurer acceptable to the Agent on the life of Jules Haimovitz, in a face amount of $3,000,000, together with an assignment thereof to the Agent in form and substance acceptable to the Agent; provided, however, that the Borrower need not maintain such insurance policy after the outstanding amount of the Term Loan Facility has been reduced to $10,000,000 or if such insurance is not available on commercially reasonable terms.

Permit the Agent or its designee at reasonable times upon reasonable notice to spot audit the internal records of the Borrower and the Guarantors no more frequently than twice in any 12-month period. The Borrower and the Guarantors will give the Agent notice of, and access to results of, all audits conducted by, or on behalf of, the Borrower and the Guarantors of third party licensees, partnerships and joint ventures. The Borrower and the Guarantors will also exercise their audit rights of any third party licensee, partnership or joint venture upon the request of the Agent; provided, however, that upon an Event of Default the Agent shall have the right to exercise those audit rights through the Borrower and the Guarantor.

NEGATIVE COVENANTS:
Usual for facilities and transactions of this type and others to be specified by the Agent, including, but not limited to, limitations on sale and leaseback, selling receivables, transactions with affiliates, ERISA violations and further covenants that the Borrower and the Guarantors will not (subject to exceptions to be determined):

Create, incur, assume or suffer to exist any indebtedness except (i) indebtedness under the Facility, (ii) the Initial Subordinated Debt, (iii) the Restaurant Subordinated Debt, (iv) liabilities relating to gross profit participations, deferments and guild residuals, (v) trade payables incurred in the ordinary course of business and payable within 120 days, (vi) purchase money indebtedness not to exceed an amount to be mutually agreed upon, (vii) unsecured liabilities for acquisitions of rights or product incurred in the ordinary course of business, which are not otherwise prohibited and (viii) certain other permitted indebtedness to be agreed upon;

Create, incur, assume or suffer to exist any lien upon any property, asset or revenue stream, except (i) liens pursuant to the Facility, (ii) liens pursuant to written security agreements required by collective bargaining agreements with guilds on terms satisfactory to the Agent, provided, that each such guild has entered into an intercreditor agreement with the Agent reasonably satisfactory in all respects to the Agent, (iii) liens arising out of attachments, judgments or awards as to which an appeal or appropriate proceedings for contest or review are timely commenced (and as to which foreclosure and other enforcement proceedings shall not have been commenced (unless fully bonded or otherwise effectively stayed) and as to which appropriate reserves have been established, (iv) certain other specified existing liens to be agreed, (v) junior liens securing the Initial Subordinated Debt pursuant to the Sub Debt Intercreditor Agreement, (vi) junior liens in assets not held by the Restaurant Subsidiaries which liens secure the Restaurant Subordinated Debt pursuant to the Restaurant Intercreditor Agreement, (vii) senior liens in assets held by the Restaurant Subsidiaries which liens secure the Restaurant Subordinated Debt, (viii) liens in favor of laboratories, post-production houses, etc. to secure trade payables in the ordinary course of business in amounts not exceeding $500,000 in the aggregate at any one time outstanding, (ix) purchase money liens to the extent included in a production budget otherwise permitted and (x) other purchase money liens in amounts not exceeding $500,000 in the aggregate at any one time outstanding;

Provide any guarantee, either directly or indirectly other than guarantees under the Facility and specified existing guarantees to be agreed (including those in favor of the Initial Subordinated Debt and the Restaurant Subordinated Debt);

Create, make or incur any investment, loan or advance except (i) to acquire rights to product in the ordinary course of business in an amount not to exceed $750,000 for each such product, (ii) nominal investments in special purpose entities, (iii) the purchase of cash equivalents, (iv) specified existing Investments, (v) guarantees permitted hereunder, (vi) loans or advances to employees in the ordinary course of business and (vii) inter-company advances among the Borrower and the Guarantors;

Make or incur any obligation to make capital expenditures in excess of $400,000 per annum;

Create, incur or assume combined lease expense (other than in connection with the Restaurant Assets) for any fiscal year in excess of $1,000,000;

Enter into any transaction with any of its affiliates on terms less favorable than if such transaction were at arms’ length; provided that, so long as no Default or Event of Default has occurred or would occur as a result of such payment, the Borrower may pay management fees of $220,000 per annum to Mosaic and $220,000 per annum to CDPCE, which management fees shall be deferred (but not forfeited) for so long as a Default or Event of Default shall be continuing;

Pay, or become obligated to pay, dividends or distributions, or redeem, purchase or otherwise acquire or make any other payment in respect of any subordinated debt, preferred or common stock, option, warrant or other equity interest, other than (i) interest payments in connection with the Initial Subordinated Debt in accordance with the terms hereof as set forth under “CONDITIONS PRECEDENT” above, (ii) payment in the form of issuance of additional stock or subordinated debt on terms satisfactory to the Agent and (iii) payments of Restaurant Subordinated Debt from the proceeds of a disposition of the Restaurant Assets (including any tax benefit arising from such disposition or the operations of the restaurant business, up to an amount consistent with projections);

Wind up, liquidate or dissolve its affairs or consolidate with or merge into any entity, or sell or otherwise dispose of all or substantially all of its property, stock or assets;

Engage in any business activities other than as currently conducted (including, without limitation, the acquisition, development, production, distribution or exploitation of television programs), provided that license fees from the first broadcast cycle of such programs shall be at least equal to the production cost thereof;

Permit aggregate overhead expenses (to be defined as S,G&A plus management fees and bonuses) to be greater than $9,000,000 for the fiscal year ending June 30, 2002 or to exceed in any subsequent fiscal year 110% of the maximum amount permitted for the immediately preceding fiscal year;

Permit the ratio of (i) EBITDA minus capital expenditures to (ii) cash interest, to be less than (x) 2.5:1 for any rolling four quarters through June 30, 2003 or (y) 3:1 for any rolling four quarters therafter;

Permit the ratio of (i) senior debt under the Facility to (ii) EBITDA, for any rolling four quarters, to exceed the following ratios at the end of the following quarters:

Quarter Ending	Ratio
June 30, 2002	2.5:1
September 30, 2002	2.5:1
December 31, 2002	2.5:1
March 31, 2003	2.5:1

June 30, 2003	2:1
September 30, 2003	2:1
December 31, 2003	2:1
March 31, 2004	2:1

June 30, 2004	1.75:1
September 30, 2004	1.75:1
December 31, 2004	1.75:1
March 31, 2005	1.75:1

June 30, 2005 and thereafter	1.25:1

Permit Net Worth at the end of any quarter to be less than the sum of (i) 90% of Net Worth as of the Closing Date plus (ii) 75% of net income, if any, for each quarter ending after the Closing Date and prior to the date at which compliance is being determined plus (iii) 75% of all net new equity invested in the Borrower after the Closing Date (for purposes hereof, “Net Worth” shall mean the amount of total stockholders’ equity of the Borrower and its consolidated subsidiaries);

Permit development costs to exceed $750,000 in the aggregate or $100,000 for any individual project;

Amend, alter, modify, terminate or waive in any material respect, or consent to any material amendment, alteration, modification or waiver in any respect of the license agreements relating to the Borrower’s Core Properties, the certificate of incorporation or by-laws of the Borrower or any of the Guarantors or any other material agreement to which the Borrower or any Guarantor is a party;

Enter into any major output or other distribution arrangement without the approval of the Required Lenders as to the terms of, and parties to, such arrangement; and

Open or maintain any bank account other than at financial institutions approved by the Agent and with respect to which the Agent and such financial institutions have entered into Account Control Agreements permitting the Agent to take over exclusive control of such accounts upon the occurrence of an Event of Default.

[Additional covenants may be necessary after reviewing the license agreements relating to the Borrower’s Core Properties]

EVENTS OF DEFAULT:
Usual for transactions and facilities of this type and others to be specified by the Agent and mutually agreed to (with appropriate cure periods), including but not limited to the nonpayment of principal and interest when due, violation of covenants, falsity of representations and warranties, cross default, cross acceleration, material default by the Borrower under or termination of the license agreements relating to the Borrower’s Core Properties, actual or asserted invalidity of liens, bankruptcy of Borrower or any Guarantor (other than a Restaurant Subsidiary), unpaid judgments of Borrower or any Guarantor (other than a Restaurant Subsidiary), Change in Control and Change in Management.

For purposes hereof, “Change in Control” shall mean (i) the CDP Group, the Mosaic Group and Mr. Haimovitz (collectively, the “Permitted Shareholders”) ceasing to, directly or indirectly, beneficially own and control collectively at least [a percentage to be determined] of the issued and outstanding stock of the Parent, (ii) any Person or group (such term being used herein as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) other than the CDP Group or the Mosaic Group, acquiring ownership or control of more of the issued and outstanding stock of the Parent than is then owned or controlled by either the CDP Group or the Mosaic Group, (iii) if at any time, individuals who at the Closing Date constituted the Board of Directors of the Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Parent, as the case may be, was approved by a vote of the majority of the directors then still in office who were either directors at the date hereof or whose election or a nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Parent then in office or (iv) if the Parent shall for any reason own less than 100% of the issued and outstanding capital stock of the Borrower.

For purposes hereof, “Change in Management” shall mean the discontinuance of any two of Richard W. Clark, Francis C. La Maina and Jules Haimovitz to continue to perform the functions and services currently being performed by them (or in the case of Jules Haimovitz, the functions and services contemplated to be performed by him upon closing of the Acquisition), and the failure by the Borrower to find a replacement for at least one of them who is satisfactory to the Required Lenders within 90 days after the second of such discontinuances.

ASSIGNMENTS AND PARTICIPATIONS:	Lenders will be permitted to participate and assign all or a part of their interest under the Facility to Eligible Assignees.

Voting rights of participants will be limited to changes in amount of participant’s commitment or its share of principal amount, collateral provisions relating to release of all or substantially all of the collateral (except as otherwise provided in the final credit documents), reduction in interest rate, fees to participant and extension of maturity date. Participants will receive certain cost and yield protection (limited to the cost and yield protection available to the Lenders). Any assignment will be by novation and will be subject to the approval of the Agent. Assignees will assume all the rights and obligations of the assignor Lender. Each assignment will be subject to the payment of a service fee by the assigning Lender to the Agent.

REQUIRED LENDERS:	51%

EXPENSES AND INDEMNIFICATION:
Costs and expenses of the Agent (including the reasonable fees and disbursements of the Agent’s outside counsel associated with (i) the preparation, and servicing of the credit agreement and the other loan documents and any amendments thereto, (ii) any investigative, administrative or judicial proceeding or arbitration regardless of whether Agent or a Lender is a party, arising out of or relating to the Facility and (iii) the enforcement of any rights (including those relating to the collateral) of the Lenders against the Borrower or any other person obligated to the Lenders pursuant hereto are to be paid by the Borrower.)

The Borrower will indemnify each of the Agent and each Lender and hold it harmless from and against all reasonable costs and expenses (including reasonable fees and disbursements of counsel) and liabilities relating to the Facility including those relating to or arising in connection with any investigative, administrative or judicial proceeding or arbitration (regardless of whether the Agent or such Lender is a party thereto) arising out of the proposed transactions, including the financing contemplated hereby or any transactions connected therewith, provided that the Agent or a Lender will not be indemnified for losses to the extent resulting from its gross negligence or willful misconduct.

MISCELLANEOUS:	New York law to govern.

Waiver of trial by jury.

Consent to jurisdiction of state and federal courts located in New York City.